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                             March 8, 2022

       Seng Yeap Kok
       Chief Executive Officer
       Exsular Financial Group Inc.
       Room 1105, 11/F Hip Kwan Commercial Bldg.
       No. 38 Pitt St.
       Yau Ma Tel, KLN, Hong Kong

                                                        Re: Exsular Financial
Group Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed on January
28, 2022
                                                            File No. 000-56219

       Dear Mr. Kok:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 14

   1. You state that your disclosure controls and procedures were effective as of November 30,
                                                        2018 rather than their
effectiveness as of the end of the period covered by the report, as required by Item 307 of
Regulation S-K. If true, please confirm to us you performed an evaluation and
concluded your disclosure controls and procedures were effective as of
                                                        December 31, 2021.
Also, please ensure you use the appropriate dates in future filings.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Seng Yeap Kok
Exsular Financial Group Inc.
March 8, 2022
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameSeng Yeap Kok                          Sincerely,
Comapany NameExsular Financial Group Inc.
                                                         Division of
Corporation Finance
March 8, 2022 Page 2                                     Office of Technology
FirstName LastName